UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Grown Rogue International Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

39986R106

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [_]  Rule 13d-1(b)

 [_]  Rule 13d-1(c)

 [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Please note this constitutes a late filing due to a clerical oversight.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39986R106	13G/A	Page 2 of 6

1	Names of Reporting Persons
Jesse Strickler
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
35,694,416(1)
	6	Shared Voting Power
1,000,000(1)
	7	Sole Dispositive Power
35,694,416(1)
	8	Shared Dispositive Power
1,000,000(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
36,694,416(1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
19.89%(1)(2)
12	Type of Reporting Person (See Instructions)
IN

(1) Includes: (i) 34,194,416 shares of the Issuer's common stock ("Common Stock") held directly by Mr. Strickler, (ii) 1,500,000 shares of Common Stock issuable within 60 days of December 31, 2023, upon conversion of 1,500,000 vested stock options ("Stock Options") at a ratio of 1 share of Common Stock for each Stock Option, held directly by Mr. Strickler and (iii) 1,000,000 shares of Common Stock issuable within 60 days of December 31, 2023, upon conversion of 1,000,000 vested Stock Options at a ratio of 1 share of Common Stock for each Stock Option, held by the spouse of Mr. Strickler.

(2) Based on 182,005,886 shares of the Issuer's Common Stock outstanding as of December 31, 2023, as set forth in the Issuer's most recent Form 20-F, filed on April 30, 2024, together with the shares of Common Stock that would be issued in connection with the exercise of the Stock Options.

CUSIP No. 39986R106	13G/A	Page 3 of 6

Item 1.

(a) Name of Issuer:

Grown Rogue International Inc. (the "Issuer")

(b) Address of Issuer's Principal Executive Offices:

550 Airport Road, Medford, Oregon, United States, 97504

Item 2.

(a) Name of Person Filing:

The person filing this Schedule 13G/A is Jesse Strickler ("Mr. Strickler")

(b) Address of Principal Business Office or, if None, Residence:

550 Airport Road, Medford, Oregon, United States, 97504

(c) Citizenship:

Mr. Strickler is a citizen of the United States of America ("USA")

(d) Title and Class of Securities:

Common Stock, no par value

(e) CUSIP No.:

39986R106

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Act;

(b) [_] Bank as defined in Section 3(a)(6) of the Act;

(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;

(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

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Item 4. Ownership

(a) Amount Beneficially Owned:  36,694,416(3)

(b) Percent of Class:  19.89% (3)(4)

(c) Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote: 35,694,416(3)

 (ii) Shared power to vote or to direct the vote: 1,000,000(3)

(iii) Sole power to dispose or to direct the disposition of: 35,694,416(3)

(iv) Shared power to dispose or to direct the disposition of: 1,000,000(3)

(3) Includes: (i) 34,194,416 shares of Common Stock held directly by Mr. Strickler, (ii) 1,500,000 shares of Common Stock issuable within 60 days of December 31, 2023, upon conversion of 1,500,000 vested Stock Options at a ratio of 1 share of Common Stock for each Stock Option, held directly by Mr. Strickler and (iii) 1,000,000 shares of Common Stock issuable within 60 days of December 31, 2023, upon conversion of 1,000,000 vested Stock Options at a ratio of 1 share of Common Stock for each Stock Option, held by the spouse of Mr. Strickler.

(4) Based on 182,005,886 shares of the Issuer's Common Stock outstanding as of December 31, 2023, as set forth in the Issuer's most recent Form 20-F, filed on April 30, 2024, together with the shares of Common Stock that would be issued in connection with the exercise of the Stock Options.

CUSIP No. 39986R106	13G/A	Page 5 of 6

(5) Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

N/A

Item 8. Identification and classification of members of the group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 39986R106	13G/A	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2024

By:	/s/ Jesse Strickler
Jesse Strickler